FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-7616

PIONEER CORPORATION
(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES
Convocation Notice of the 58th Ordinary General Meeting of Shareholders
BUSINESS REPORT
BALANCE SHEET
STATEMENT OF INCOME
PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS
AUDIT REPORT BY ACCOUNTING AUDITOR
AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS
REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: June 7, 2004
By:	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the following:

1.	The English-translated Convocation Notice of the 58th Ordinary General Meeting of Shareholders of common stock of the Company to be held on June 29, 2004.

(Summarized Translation)

Convocation Notice of the 58th Ordinary

General Meeting of Shareholders

PIONEER CORPORATION

TOKYO, JAPAN

Notes:
1.	This is a summarized translation of the original convocation notice written in the Japanese language.
2.	The financial information, except pages 41 and 42, included in this convocation notice is prepared only on a parent company basis in accordance with Japanese financial practices.

May 28, 2004

To Shareholders:

Convocation Notice of the 58th Ordinary General Meeting of Shareholders

Notice is hereby given that the 58th Ordinary General Meeting of Shareholders of the Company will be held as described hereunder and your attendance is cordially requested.

In case you are unable to attend the meeting in person, you are entitled to vote in writing. In this regard, we cordially request that you study the reference document annexed hereto, and indicate your approval or disapproval of the proposal on the enclosed voting directive form, impress your seal thereon, and return it to us no later than June 28, 2004, Japan time.

If you attend the meeting in person, please submit the enclosed voting directive form at the reception desk of the meeting.

Very truly yours,
Kaneo Ito President and Representative Director Pioneer Corporation 4-1, Meguro 1-chome, Meguro-ku, Tokyo

Description

1.	Date and time:	10:00 a.m. on Tuesday, June 29, 2004, Japan time

2.	Place: MEGURO GAJOEN

8-1, Shimomeguro 1-chome, Meguro-ku, Tokyo

3.	Matters constituting the object of the meeting:

Matters to be reported on:

Reports on the Business Report, Balance Sheet and Statement of Income for the 58th Accounting Period (from April 1, 2003 to March 31, 2004)

Matters to be acted upon:

Agenda Item No. 1.	Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 58th Accounting Period

Agenda Item No. 2.	Amendment to a Portion of the Articles of Incorporation (For the substance of the agenda, see “REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT” on page 30.)

Agenda Item No. 3.	Election of Twelve (12) Individuals as Directors

Agenda Item No. 4.	Election of One (1) Individual as Corporate Auditor

Agenda Item No. 5.	Presentation of Retirement Allowance to Retiring Directors

Agenda Item No. 6.	Issue of Share Acquisition Rights for the Purpose of Granting Stock Options (For the substance of the agenda, see “REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT” on pages 39 to 40.)

Note:	The Notice of Resolutions at the 58th Ordinary General Meeting of Shareholders will be available on and after June 29, 2004, Japan time, after the meeting at: http://www.pioneer.co.jp/corp/ir/shareholder/meeting/index-e.html

ATTACHED DOCUMENT TO THE CONVOCATION NOTICE
OF THE GENERAL MEETING OF SHAREHOLDERS

BUSINESS REPORT (from April 1, 2003 to March 31, 2004)

1.	OUTLINE OF BUSINESS OPERATIONS

(1)	Principal Substance of Business

The Company engages primarily in the manufacture and sales of home electronics and car electronics products, and all businesses incidental and related to the businesses mentioned above.

The following table sets forth the principal products of the Company and the ratio of sales by segment to total sales:

In the 58th accounting period, the Company changed its business segment classification for certain businesses. Results related to DVD drives for personal computers (PCs) have been moved from “Others” to “Home Electronics,” and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previous year have been reclassified accordingly.

	Principal Products	Ratio of Sales by Segment
Segment	in Each Segment	to Total Sales
		58th Accounting	57th Accounting
		Period	Period
Home Electronics	DVD players, DVD recorders, recordable DVD drives, DVD-ROM drives, home-use plasma displays, stereo systems, individual stereo components, and equipment for cable-TV systems	45.8%	45.5%

Car Electronics	Car Stereos, car AV systems, car speakers and car navigation systems	48.6%	48.7%

Others	Business-use plasma displays and business-use AV systems	5.6%	5.8%

(2)	Process and Result of Business Operations (on Parent Company Only Basis) and Problems with which the Company is Required to Cope

(a)	Process and Result of Business Operations:

			% Change
	58th Accounting Period	57th Accounting Period	58th/57th
Domestic Sales	194,315 million yen	189,793 million yen	102.4%
Export Sales	274,695 million yen	261,166 million yen	105.2%

Total Sales	469,010 million yen	450,950 million yen	104.0%

During the 58th annual accounting period, ended March 31, 2004, sales in Japan increased over the previous year. This was because sales of car navigation systems and DVD recorders increased steadily to compensate for a drop in sales of DVD players and plasma displays. Export sales were also higher than the previous year. This rise was attributable to an increase in sales of recordable DVD drives for PCs and DVD recorders as well as an expansion in the sales of plasma displays, although sales of car audio products, DVD players, and audio products declined. As a result, net sales for the period under review came to 469,010 million yen, an increase of 4.0% over the previous year. Exports accounted for 58.6% of total sales as compared with 57.9% during the previous year.

Operating income expanded dramatically to 9,923 million yen from 4,853 million yen in the previous year, and ordinary income increased 52.5% to 16,419 million yen. This was achieved by a reduction of selling, general and administrative expenses in tandem with increased sales. Net income also expanded 59.6% to 6,774 million yen primarily thanks to an increase in ordinary income.

Results by business segment were as follows.

Home Electronics

			% Change
	58th Accounting Period	57th Accounting Period	58th/57th
Domestic Sales	66,402 million yen	74,274 million yen	89.4%
Export Sales	148,421 million yen	130,701 million yen	113.6%

Total Sales	214,824 million yen	204,975 million yen	104.8%

In Japan, although sales of DVD recorders remained strong, sales of DVD players, recordable DVD drives for PCs, home-use plasma displays and audio products decreased. As a result, sales in Japan fell by 10.6% from the previous year.

Export sales, on the other hand, increased 13.6%. Although sales of DVD players, audio products worldwide, and cable TV set-top boxes to North America decreased, sales of home-use plasma displays and DVD recorders advanced in all regions, and sales of recordable DVD drives for PCs to Europe and Asia expanded significantly.

Car Electronics

			% Change
	58th Accounting Period	57th Accounting Period	58th/57th
Domestic Sales	119,295 million yen	105,688 million yen	112.9%
Export Sales	108,852 million yen	114,030 million yen	95.5%

Total Sales	228,147 million yen	219,718 million yen	103.8%

In Japan, sales of car electronics products increased 12.9% over the previous year. Sales of car navigation systems—to both automobile manufacturers and consumers—remained strong. Sales of car audio products to automobile manufacturers also rose.

Export sales dropped 4.5%. Sales of car navigation systems expanded, but those of car audio products for consumers and automobile manufacturers in North American contracted.

Others

			% Change
	58th Accounting Period	57th Accounting Period	58th/57th
Domestic Sales	8,617 million yen	9,821 million yen	87.7%
Export Sales	17,421 million yen	16,435 million yen	106.0%

Total Sales	26,039 million yen	26,256 million yen	99.2%

In Japan, sales decreased 12.3% from the previous year due to a reduction in sales of business-use AV (audio/video) systems.

On the other hand, export sales were up 6.0% thanks to strong sales of business-use plasma displays worldwide.

Research and Development

In an industry in which the pace of technological development continues to accelerate, Pioneer’s ongoing research and development focuses on high-density recording, flat panel displays, digital signal processing, information/communication technologies, and core LSIs. Listed below are the major results and activities during the period under review.

•	Multiple-Layer Optical Discs

Pioneer is pushing the envelope in digital media, driving demand in a market that eagerly awaits the latest advances in high-quality, long-time recording formats. During fiscal 2004, we succeeded in developing dual-layer disc technology for DVD-R recording, enabling up to 8.5 gigabytes of data to be recorded onto one side of a disc. Such performance, almost equal to levels of existing dual-layer DVD-ROM discs, allows conventional DVD-Video players to be compatible with discs using this technology. Compatible DVD recorders will also be developed with relative ease. The new discs will raise DVD recording capacity to approximately four hours in SP mode and twelve hours in EP mode — almost double the recording capacity of DVD-R discs currently on the market. The Company is further improving this format’s performance and will propose this format to the DVD Forum*.

In the field of Blu-ray Disc, which is particularly well-suited for digital high-definition images and is expected to be the next-generation large-capacity optical disc, Pioneer has also succeeded in developing a prototype of playback-only four-layer disc with 100-gigabyte capacity on one side. The multiple-layer structure of the Blu-ray Disc format requires higher-precision control than DVDs for determining the thickness of layers between the disc surface and each layer. Pioneer has achieved this through collaboration with Hitachi Chemical Co., Ltd., involving joint development of photopolymer sheets suited for optical disc material.

•	Home AV Network

Pioneer Research Center USA, Inc. (PRA) launched the Digital Entertainment Network Initiative (DENi) in 2002. In January 2003, PRA and the six other consumer electronics company members of DENi drew up comprehensive technical specifications for simplifying network connection among home-use audio/video products. The new DENi technology takes advantage of Ethernet** and Internet Protocol, which are commonly used for computer networking, and enables in-home connection and sharing of audio and video sources among rooms which are distant from one another, without troublesome additional cabling. PRA took the lead among DENi members in promoting this technology, and in July 2003, the Consumer Electronics Association (CEA) of the United States adopted the DENi proposal as the digital entertainment network standard, CEA-2008. PRA is expected to continue to advance home network technologies and promote unified industry standards.

*	DVD Forum is an international industry organization promoting unified DVD standards and growing applications.

**	Ethernet is the most widely used local area network (LAN) technology.

(b)	Problems with which the Company is Required to Cope:

The business environment remains severe, characterized by uncertain economic conditions in our major markets, Japan, North America and Europe, intensifying price competition in our major product categories, and exchange rate fluctuations. Thus, the Company is concentrating management resources on strategic businesses to achieve the targets set forth in the medium-term management plan. For example, we converted production lines of optical discs to plasma displays, and we sold to a third party three of our audio/video software business subsidiaries in Japan and the United States. We will continue our efforts to increase profits and improve management efficiency through our “select and focus” policy.

In April 2004, we made a change in our internal company structure. Plasma Display Business Company, a new internal company, was created to further promote and expand our plasma display business. At the same time, we integrated the Components Business Company into the Home Entertainment Company, aiming to achieve more powerful synergy in the DVD business. Now, we are advancing our strategic business plans with the following four internal companies:

•	Home Entertainment Company, which is in charge of audio/video product business and business in devices such as recordable DVD drives for PCs;

•	Plasma Display Business Company, which is managing a comprehensive, plasma display business;

•	Mobile Entertainment Company, which is responsible for car electronics business overall; and

•	Industrial Solutions & Entertainment Company, which is applying business plans and system products to operate in industrial and business markets.

In our plasma display business, we are working to build a more efficient production system to meet fast-growing demand. Pioneer Display Products Corporation, our subsidiary dedicated to plasma display production, is currently expanding its capacity and strengthening its operations. In February 2004, Pioneer Corporation and NEC Corporation (NEC) reached an agreement in principle under which NEC will transfer to Pioneer all the shares NEC holds in its subsidiary, NEC Plasma Display Corporation, and all the intellectual property rights NEC holds for plasma displays. This fall, we plan to establish an overall production system that yields more than one million panels annually. We also plan to continue to differentiate our products from those of our competitors by developing new display panels with higher picture quality and energy efficiency, while lowering production costs.

In our DVD business, demand for DVD recorders for home use, especially those with hard disk drives (HDDs), has been growing, and we plan to develop products with added values and advanced features, reinforcing the line of HDD models. Also, demand for recordable DVD drives for PCs is rising sharply. To accommodate this growing demand, we are strengthening our production capacity in China. With these products, we aim to bolster sales both in home audio/video and PC markets.

In our car electronics business, we continue our efforts to strengthen our market leadership. In the car navigation system business, our HDD models with advanced functions, as well as affordably priced, easy-to-operate DVD models enjoy excellent reputations in Japan. We also plan to expand this business overseas, in Europe and North America in particular. In the car audio business, we plan to fortify our current strong market position with such new products and innovations as car CD players with organic light-emitting diode (OLED) displays to satisfy diversifying consumer demand.

We continue our efforts to minimize operating costs and expenses worldwide. To reduce our overall manufacturing costs, we are expanding production in China. We are also implementing an expense supervision system to lower the ratio of our selling, general and administrative expenses to consolidated operating revenue. We are applying supply chain management to optimize efficiency of inventory control worldwide. We believe that such initiatives help us improve cash flows and profitability.

We appreciate the support that shareholders have always given us, and look forward to more of it. And we will keep doing everything in our power to improve shareholder value.

(3)	Conditions of Investment in Plant and Equipment

The total amount of investment in plant and equipment during the period under review was 15,131 million yen, the principal of which was invested in facilities for research and development, as well as for production, and in molds for production.

(4)	Conditions of Raising Funds

The Company raised 60,600 million yen through the issue, on March 5, 2004, of Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) (the “Bonds”). The net proceeds of the issue of the Bonds will be applied principally towards investment in plasma display business, and enhancement of distribution channels in Europe and China.

(5)	Result of Business Operations and Movement of Financial Standings (Parent Company Only)

(In millions of yen except per share information)

	Year Ended March 31
	2001	2002	2003	2004
	55th	56th	57th	58th
	Accounting	Accounting	Accounting	Accounting
	Period	Period	Period	Period
Sales	398,556	421,409	450,950	469,010
Ordinary income	5,550	10,294	10,769	16,419
Net income	1,730	3,190	4,243	6,774
Net income per share	9.62	17.72	23.40	38.04
Total assets	377,259	388,740	384,685	461,564
Total shareholders’ equity	282,688	280,886	270,552	277,425
Total shareholders’ equity per share	1,571.41	1,559.96	1,541.78	1,580.82

Notes:	1.	As for the 55th accounting period, ordinary income increased largely, thanks to a rise of sales and a significant reduction in selling, general and administrative expenses, although the gross profit margin worsened. Net income increased, in spite of losses on write-down of subsidiary stock and on business reorganization. As for the 56th accounting period, ordinary income increased largely, thanks to an improved gross profit margin, although selling, general and administrative expenses increased. Net income also increased, in spite of losses in investment in stocks as a result of a significant drop in market value as well as expenses incurred in connection with withdrawal from certain businesses facing unfavorable prospects. As for the 57th accounting period, due to a worsening gross profit margin and increases of selling, general and administrative expenses, ordinary income increased thanks to the increase of non-operating income that was brought by a gain in dividend income and other factors. As a result, net income during the period increased despite the decrease of extraordinary gains because extraordinary losses diminished as well due to a decrease in loss related to business reorganization. The business results for this 58th accounting period are as described under the caption “1. OUTLINE OF BUSINESS OPERATIONS – (2) Process and Result of Business Operations and Problems with which the Company is Required to Cope” in this report.
	2.	Except per share information, all amounts less than one million yen are disregarded.
	3.	Per share amounts of net income are based on the weighted average number of shares of common stock outstanding during each period. Per share amounts of total shareholders’ equity are based on the number of shares of common stock issued and outstanding at the end of each period. From the 56th accounting period, however, treasury stock is deducted from the weighted average number of shares of common stock outstanding during the period and from the number of shares of common stock issued and outstanding at the end of the period. All per share amounts less than the second decimal place are disregarded.

2.	OUTLINE OF THE COMPANY (as of March 31, 2004)

(1)	Conditions of Shares

(a)	Number of Shares the Company May Issue:	400,000,000 shares

(b)	Number of Shares Issued:	180,063,836 shares

Note: 4,632,962 shares of treasury stock held by the Company are included.

(c)	Number of Shareholders of Common Stock:	30,877 shareholders (an increase of 4,814 from the previous period’s end)

(d)	Distribution of Share-ownership:

				Percentage of
	Number of	Number of		Shareholdings to
	Shareholders	Shares Held		Total Issued Shares
Financial institutions	137	74,563	thousand	41.41%

Securities companies	55	3,432		1.91

Other Japanese business corporations	308	4,235		2.35

Foreign corporations and individuals	476	66,114		36.72

Japanese individuals and others	29,901	31,717		17.61

Total	30,877	180,063	thousand	100.00%

Notes:	1.	All numbers of shares less than one thousand are disregarded.
	2.	Japanese individuals and others include 4,632 thousand shares (2.57%) as treasury stock held by the Company.

(e)	Top Ten Largest Shareholders:

	Number of
Name of Shareholder	Shares Held		*1	*2	*3
Japan Trustee Services Bank, Ltd. (Trust Account)	16,366	thousand	9.34%	—	—

The Master Trust Bank of Japan, Ltd. (Trust Account)	14,196		8.10	—	—

State Street Bank and Trust Company	6,890		3.93	—	—

The Bank of Tokyo-Mitsubishi, Ltd.	4,154		2.37	—	—

The Sumitomo Mitsui Banking Corporation	4,089		2.33	—	—

Mizuho Bank, Ltd.	4,000		2.28	—	—

Trust & Custody Services Bank, Ltd. as trustee for Mizuho Bank, Ltd. Retirement Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.	3,955		2.25	—	—

Kanya Matsumoto	3,785		2.16	—	—

Bank of Bermuda Limited, Hamilton	3,323		1.89	—	—

State Street Bank and Trust Company 505025	3,150		1.79	—	—

Notes:	1.	*1 indicates percentage of voting rights to the total number of voting rights.
	2.	*2 indicates the Company’s contribution to the shareholders.
	3.	*3 indicates percentage of the Company’s voting rights to the shareholders’ total number of voting rights.
	4.	All numbers of shares less than one thousand are disregarded.
	5.	All percentage figures less than the second decimal place are disregarded.
	6.	The Company holds 4,632 thousand shares as treasury stock.

(f)	Conditions of Share Acquisition Rights Issued and Outstanding:

	Number of Share
	Acquisition Rights	*1	*2	*3
Share acquisition rights issued on July 8, 2002 *4	5,638	563,800 shares of common stock of the Company	null	2,477 yen

Share acquisition rights issued on July 8, 2003 *5	3,126	312,600 shares of common stock of the Company	null	2,951 yen

Stock acquisition rights issued on March 5, 2004 *6	12,000	15,067,130 shares of common stock of the Company	null	4,022 yen

Notes:	1.	*1 indicates class and number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof) upon exercise of share acquisition rights.
	2.	*2 indicates issue price of share acquisition rights.
	3.	*3 indicates amount to be paid in per share upon exercise (exercise price) of share acquisition rights.
	4.	*4 were issued for the purpose of granting stock options, pursuant to the special resolution at the 56th Ordinary General Meeting of Shareholders held on June 27, 2002.
	5.	*5 were issued for the purpose of granting stock options, pursuant to the special resolution at the 57th Ordinary General Meeting of Shareholders held on June 27, 2003.
	6.	*6 were issued as a portion of convertible bonds (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai), pursuant to the resolution by the Board of Directors on February 16, 2004.

(2)	Conditions of the Company’s Own Shares

(a)	The Company’s Own Shares Purchased in the 58th Accounting Period

Number of shares of common stock:	5,002 shares
Aggregate amount of purchase price:	14,071 thousand yen

(b)	The Company’s Own Shares Disposed in the 58th Accounting Period

Number of shares of common stock:	1,068 shares
Aggregate amount of disposal price:	2,955 thousand yen

(c)	Treasury Stock at the End of the 58th Accounting Period

Number of shares of common stock:	4,632,962 shares

(3)	Conditions of Employees

Number of	Change from the		Average Years
Employees	Previous Period’s End	Average Age	of Service
5,321	Increase of 68	39.5 years	16.7 years

Notes:	1.	Number of employees does not include employees on loan to other companies and temporary workers.
	2.	For information of average age and average years of service, all figures less than the first decimal place are disregarded.

(4)	Principal Places of Business

(a)	Head Office: 4-1, Meguro 1-chome, Meguro-ku, Tokyo, Japan

(b)	Sales Offices:

The Company has 56 sales offices in Japan to conduct sales activities of its products.

The following table sets forth the regional distribution of such offices:

Region	Number of Offices
Hokkaido	Sapporo Sales Office
Tohoku	Sendai Sales Office and two other sales offices
Kanto	Tokyo Chuo Sales Office and 21 other sales offices
Chubu	Nagoya Sales Office and 14 other sales offices
Kinki	Osaka Sales Office and five other sales offices
Chugoku	Hiroshima Sales Office and two other sales offices
Shikoku	Takamatsu Sales Office and another sales office
Kyushu	Fukuoka Sales Office and three other sales offices

(c)	Plants:

Ohmori Plant	(Ohta, Tokyo)
Tokorozawa Plant	(Tokorozawa, Saitama)
Kawagoe Plant	(Kawagoe, Saitama)

(d)	Research and Development Facilities:

Corporate Research & Development Laboratories	(Tsurugashima, Saitama)
AV & Network Development Center	(Tokorozawa, Saitama)
Information & Communication Development Center	(Ohta, Tokyo)
PDP Development Center	(Nakakoma, Yamanashi)
Mobile Systems Development Center	(Tsurugashima, Saitama)

(5)	Present State of the Company’s Group

(a)	Status of the Company’s Major Subsidiaries:

Name	Location	Capital	*1		Principal Business
Tohoku Pioneer Corporation	Tendo, Yamagata	10,800 million yen	67.0%		Manufacture of car electronics products

Pioneer Display Products Corporation	Fukuroi, Shizuoka	5,000 million yen	100.0%		Manufacture of displays

Pioneer Micro Technology Corporation	Nakakoma, Yamanashi	2,000 million yen	100.0%		Manufacture and distribution of ICs and LSIs

Pioneer Communications Corporation	Tokorozawa, Saitama	600 million yen	100.0%		Manufacture and distribution of telephone-related equipment

Pioneer North America, Inc.	California, U.S.A.	$474,631 thousand	100.0%		Coordination of the activities of the Company’s North American local subsidiaries and affiliates

Pioneer Europe NV	Melsele, Belgium	50,514 thousand euro	100.0 (18.5	% %)	Coordination of the activities of the Company’s European local subsidiaries and affiliates, and distribution of the Company’s products

Pioneer Electronics Asiacentre Pte. Ltd.	Singapore	S.$45,476 thousand	100.0%		Coordination of the activities of the Company’s Asian local subsidiaries and affiliates, and manufacture and distribution of the Company’s products

Pioneer China Holding Co., Ltd.	Shanghai, China	473,833 thousand yuan	100.0%		Coordination of the activities of the Company’s Chinese local subsidiaries and affiliates, and distribution of the Company’s products

Notes:	1.	*1 indicates percentage of the Company’s voting rights, directly or indirectly, in the subsidiaries. The figures in parentheses indicate the indirect portion of such voting rights.
	2.	In addition, there is Discovision Associates located in California, U.S.A., whose principal business is licensing of worldwide patents relating to laser optical technologies, which is important but is not listed in the table above because it is a partnership under the laws and regulations of the U.S.A.
	3.	All capital amounts less than one unit are disregarded.

(b)	New Development in the Company’s Group:

Effective April 1, 2003, Pioneer Video Corporation established Pioneer Micro Technology Corporation, by spinning off its semiconductor business. On the same day, Shizuoka Pioneer Corporation merged Pioneer Video Corporation and changed its trade name to Pioneer Display Products Corporation.

Also, the Company sold to Dentsu Inc. 90% of its shares in Pioneer LDC, Inc., the Company’s wholly-owned subsidiary engaged in the audio/video software business, on September 30, 2003, and the remaining 10% on March 31, 2004.

(c)	Business Performance of the Company’s Group:

The number of consolidated subsidiaries was 130, and the Company’s investments in five affiliated companies were accounted for on an equity basis. The Company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S.A.

During the 58th annual accounting period, ended March 31, 2004, consolidated operating revenue was 700,885 million yen, rising 3.5% over the previous year. During the period under review, the average value of the yen was 7.8% higher against the U.S. dollar, but 8.7% lower against the euro, compared to the 57th accounting period.

In the 58th accounting period, the Company changed its business segment classification for certain businesses. Results related to DVD drives for PCs have been moved from “Others” to “Home Electronics,” and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previous year have been reclassified accordingly.

Home Electronics sales increased 1.3% from the previous year to 281,482 million yen. In Japan, sales decreased by 9.2% to 78,798 million yen, due to a decline in sales of DVD players, recordable DVD drives for PCs, and plasma displays for home use, in spite of the increase in sales of DVD recorders. Overseas sales increased 6.0% to 202,684 million yen, due to rises in sales of our home-use plasma displays and DVD recorders worldwide, and recordable DVD drives in Europe and Asia, despite lower sales of DVD players and audio products worldwide, cable TV set-top boxes in North America, and digital broadcast set-top boxes in Europe.

Car Electronics sales amounted to 292,187 million yen, up 3.9% over the previous year. In Japan, sales increased 15.1% to 121,708 million yen, reflecting growth in sales of car navigation systems to both consumers and automobile manufacturers as well as increased sales in car audio products to automobile manufacturers. Overseas sales decreased 2.8% to 170,479 million yen, primarily due to lower sales of car audio products to both consumers and automobile manufacturers in North America, despite higher sales of car navigation systems in North America and Europe and car audio products in other regions.

Royalty revenue from Patent Licensing decreased 6.1% from the previous year to 11,821 million yen. This was due to a decline in royalty revenue resulting from expiration of the Company’s optical disc-related patents in certain areas.

Others sales increased 9.3% from the previous year to 115,395 million yen. In Japan, sales were slightly higher by 1.1%, at 62,792 million yen. This is attributed primarily to increased sales of OLED display panels in cellular phones, despite the decrease in sales of commercial karaoke products resulting from the sale of the Company’s karaoke business subsidiaries. Overseas, sales were up 21.0% over the previous year to 52,603 million yen, primarily due to increased sales of optical disc manufacturing systems in Asia, semiconductors related to laser pickups in China, and business-use plasma displays worldwide.

Operating income increased 42.1% from the previous year to 43,719 million yen mainly as a result of increased sales and improved gross profit margin as well as decreased selling, general and administrative expenses. Lower average value of the yen against the euro during the year compared to the previous year affected gross profit margin favorably. Net income also increased 54.5% from 16,078 million yen for the previous year to 24,838 million yen, reflecting an increase in operating income and income from discontinued operations recorded in connection with the sale of subsidiaries engaged in the audio/video software business.

(d)	Major Licensors:

The major licensors to the Company are as follows:
   Dolby Laboratories Licensing Corporation, U.S.A.
   Koninklijke Philips Electronics N.V., The Netherlands
   Thomson Licensing S.A., France
MPEG LA, L.L.C., U.S.A.

(6)	Major Lenders

None

(7)	Directors, Corporate Auditors and Executive Officers

(a)	Directors and Corporate Auditors

Position in
the Company	Name	Proper or Principal Occupation
*Chairman	Kanya Matsumoto

*President	Kaneo Ito

*Executive Vice President	Yoshimichi Inada	In charge of technologies, production, and quality control in general

*Executive Vice President	Katsuhiro Abe	In charge of administration and export management in general

Senior Managing Director	Akira Niijima	President of Home Entertainment Company

Senior Managing Director	Takashi Kobayashi	In charge of Corporate Communications Division, Customer Satisfaction Planning and Coordination Division, Intellectual Property Division, and Business Development Division

Managing Director	Tadahiro Yamaguchi	Executive Vice President of Home Entertainment Company (in charge of technologies, production, and quality control); in charge of Cable & Satellite Systems Division; and Plant Manager of Tokorozawa Plant

Managing Director	Satoshi Matsumoto	Managing Director and General Manager of Environmental Preservation Division, Environmental Preservation Group of Pioneer

Managing Director	Tamihiko Sudo	President of Mobile Entertainment Company

Managing Director	Osamu Yamada	General Manager of Research & Development Group and Corporate Research & Development Laboratories

Director	Koichi Shimizu	Director and General Manager of Procurement Center; and in charge of Production, Management and Coordination Division and of Strategic IT Division

Director	Hajime Ishizuka	President of Components Business Company and in charge of International Business Division

Director	Tatsuhiro Ishikawa	Attorney-at-Law and Professor at Asia University

Position in
the Company	Name	Proper or Principal Occupation
Corporate Auditor (full time)	Makoto Koshiba

Corporate Auditor (full time)	Shinji Yasuda

Corporate Auditor	Terumichi Tsuchida	Advisor of Meiji Yasuda Life Insurance Company

Corporate Auditor	Isao Moriya	Certified Public Accountant

Corporate Auditor	Keiichi Nishikido	Attorney-at-Law

Notes:	1.	* indicates a Representative Director.

	2.	Messrs. Tamihiko Sudo, Osamu Yamada and Hajime Ishizuka were newly elected and assumed the offices of Directors, and Messrs, Shinji Yasuda, Isao Moriya and Keiichi Nishikido were newly elected and assumed the offices of Corporate Auditors at the 57th Ordinary General Meeting of Shareholders held on June 27, 2003.

	3.	Messrs. Hiroshi Aiba and Shinji Yasuda retired from the offices of Directors, and Mr. Makito Baba retired from the office of Corporate Auditor, at the conclusion of the 57th Ordinary General Meeting of Shareholders held on June 27, 2003.

	4.	On June 27, 2003, Messrs. Tamihiko Sudo and Osamu Yamada assumed the offices of Managing Directors.

	5.	On June 27, 2003, Mr. Shinji Yasuda was elected and assumed the office of full time Corporate Auditor, through the co-optation by Corporate Auditors.

	6.	In line with the Company’s organization change effective on April 1, 2004, the proper or principal occupation of certain Executive Officers listed above was changed as follows.

Position in
the Company	Name	Proper or Principal Occupation
Senior Managing Director	Akira Niijima	In charge of administration

Managing Director	Tadahiro Yamaguchi	Executive Vice President of Plasma Display Business Company (in charge of technologies and production) and Plant Manager of Ohmori Plant

Director	Hajime Ishizuka	President of Home Entertainment Company; General Manager of Device Solutions Division, and of Consumer Audio/Video Products Division and Plant Manager of Tokorozawa Plant; and in charge of International Business Division

(b)	Executive Officers

Position in
the Company	Name	Proper or Principal Occupation
Managing Senior Executive Officer	Masaru Saotome	Executive Vice President of Home Entertainment Company (in charge of sales and marketing); and General Manager of Display Business Division of Home Entertainment Company

Senior Executive Officer	Kazunori Yamamoto	President of Pioneer North America, Inc.

Senior Executive Officer	Shungo Minato	In charge of Corporate Planning Division, General Administration Division and Personnel Division

Senior Executive Officer	Kiyoshi Uchida	President of Industrial Solutions & Entertainment Company and Plant Manager of Ohmori Plant

Executive Officer	Seiichiro Kurihara	General Manager of Intellectual Property Division

Executive Officer	Koki Aizawa	Deputy General Manager of External Relations Division

Executive Officer	Toshihiko Norizuki	Chairman of Pioneer China Holding Co., Ltd.

Executive Officer	Buntarou Nishikawa	Executive Vice President of Mobile Entertainment Company; and General Manager of OEM Sales Division of Mobile Entertainment Company

Executive Officer	Osamu Takada	General Manager of Personnel Division

Executive Officer	Masao Kawabata	General Manager of Corporate Communications Division

Executive Officer	Sumitaka Matsumura	Deputy General Manager of Research & Development Group and General Manager of AV & Network Development Center

Executive Officer	Yoshio Taniyama	General Manager of Corporate Planning Division

Executive Officer	Hideki Okayasu	General Manager of Finance and Accounting Division

Executive Officer	Chojuro Yamamitsu	Deputy General Manager of Research & Development Group and General Manager of Engineering; and in charge of Information & Communication Development Center and PDP Development Center

Position in
the Company	Name	Proper or Principal Occupation
Executive Officer	Masaharu Yoshino	Special Projects of Mobile Entertainment Company

Executive Officer	Kenji Sato	General Manager of General Administration Division

Executive Officer	Yoichi Sato	General Manager of Engineering Division of Display Business Division of Home Entertainment Company

Executive Officer	Toshiyuki Ito	Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.

Executive Officer	Susumu Kotani	Chairman and Managing Director of Pioneer Europe NV

Notes:	1.	On June 27, 2003, Mr. Masaru Saotome, who was theretofore Senior Executive Officer, was elected and assumed the office of Managing Senior Executive Officer; and Mr. Seiichiro Kurihara, who was theretofore Executive Officer, was elected and assumed the office of Senior Executive Officer. On the same day, Messrs. Masaharu Yoshino, Kenji Sato, Yoichi Sato, Toshiyuki Ito and Susumu Kotani were newly elected and assumed the offices of Executive Officers.

	2.	In line with the Company’s organization change effective on April 1, 2004, the proper or principal occupation of certain Executive Officers listed above was changed as follows:

Position in
the Company	Name	Proper or Principal Occupation
Managing Senior Executive Officer	Masaru Saotome	President of Plasma Display Business Company

Senior Executive Officer	Shungo Minato	Executive Vice President and Director of Pioneer Service Network Corporation

Senior Executive Officer	Kiyoshi Uchida	President of Industrial Solutions & Entertainment Company

(8)	Condition of Share Acquisition Rights Issued in the 58th Accounting Period for the Purpose of Granting Stock Options

(a)	Aggregate Number of Share Acquisition Rights Issued: 3,126

Note:	The number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of each share acquisition right shall be 100.

(b)	Class and Number of Shares to be Issued from the Company’s Own Shares Held by the Company: 312,600 shares of common stock

(c)	Issue Price of Share Acquisition Rights: No consideration shall be paid.

(d)	Amount to be Paid in per Share upon Exercise of Share Acquisition Rights: 2,951 yen

(e)	Period during which Share Acquisition Rights May be Exercised: From and including July 1, 2005, to and including June 30, 2008

(f)	Conditions for Exercise of Share Acquisition Rights:

(i)	Each share acquisition right may not be exercised in part.

(ii)	The qualified persons for share acquisition rights (hereinafter referred to as the “Qualified Persons”) shall be required to hold a post at the Company or any subsidiary of the Company at the time of exercise of share acquisition rights, unless such Qualified Persons have resigned upon expiration of the term of office, have retired at retirement age provided for in the rules of employment of the Company or of such subsidiary, or have retired for reasons determined by the Company, or unless the Company exceptionally allows such Qualified Persons to exercise share acquisition rights.

(iii)	Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.

(g)	Cancellation of Share Acquisition Rights:

The Company may at any time purchase or acquire share acquisition rights and cancel them without any consideration.

(h)	Substantially Favorable Terms:

The Company issued share acquisition rights to Qualified Persons, i.e. directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company, without being paid any consideration therefor.

(i)	Name of Qualified Persons and Number of Share Acquisition Rights Allocated:

Directors and Executive Officers (total: 1,104 share acquisition rights to 32 persons):

	Number of Share		Number of Share
	Acquisition Rights		Acquisition Rights
Name	Allocated	Name	Allocated
Kanya Matsumoto	80	Kiyoshi Uchida	30

Kaneo Ito	80	Seiichiro Kurihara	30

Yoshimichi Inada	68	Koki Aizawa	20

Katsuhiro Abe	68	Toshihiko Norizuki	20

Akira Niijima	52	Buntarou Nishikawa	20

Takashi Kobayashi	52	Osamu Takada	20

Tadahiro Yamaguchi	44	Masao Kawabata	20

Satoshi Matsumoto	44	Sumitaka Matsumura	20

Tamihiko Sudo	44	Yoshio Taniyama	20

Osamu Yamada	44	Hideki Okayasu	20

Koichi Shimizu	32	Chojuro Yamamitsu	20

Hajime Ishizuka	32	Masaharu Yoshino	20

Tatsuhiro Ishikawa	32	Kenji Sato	20

Masaru Saotome	32	Yoichi Sato	20

Kazunori Yamamoto	30	Toshiyuki Ito	20

Shungo Minato	30	Susumu Kotani	20

(Lists of Qualified Persons who are employees of the Company or directors of subsidiaries of the Company are omitted.)

3.	MATERIAL FACTS IN RELATION TO THE BUSINESS CONDITIONS OF THE COMPANY HAVING OCCURRED AFTER THE TERM FOR SETTLEMENT OF ACCOUNTS

There is nothing particular to report hereunder.

4.	OTHER IMPORTANT MATTERS CONCERNING BUSINESS CONDITIONS OF THE COMPANY

On February 3, 2004, Pioneer Corporation and NEC Corporation (NEC) reached an agreement in principle under which NEC will transfer to Pioneer all the shares NEC holds in its subsidiary, NEC Plasma Display Corporation, and all the intellectual property rights NEC holds for plasma displays.

BALANCE SHEET (Parent Company Only)

(In millions of yen)
March 31, 2004
ASSETS
Current assets:
Cash	73,134
Notes receivable—trade	1,774
Accounts receivable—trade	41,807
Marketable securities	32,685
Finished products	16,799
Materials	2,141
Work in process	6,347
Supplies	5,895
Advances	3,280
Prepaid expenses	1,117
Deferred income taxes	13,458
Short-term loans	157
Other current assets	9,858
Less: Allowance for doubtful accounts	(90)

208,368

Fixed assets:
Tangible assets -
Buildings	17,711
Structures	431
Machinery and equipment	6,994
Transportation equipment	73
Tools, furniture and fixtures	6,394
Land	5,513
Construction in progress	5,795

42,913

Intangible assets -
Patents	138
Software	15,447
Software in progress	3,585
Other intangibles	904

20,075

Investments and others -
Investment securities	18,352
Investments in subsidiaries	149,720
Investments in memberships	515
Equity investments (other than stocks) in subsidiaries	11,005
Long-term loans	149
Guaranty deposits	1,930
Deferred income taxes	2,028
Prepaid pension cost	1,338
Other investments	5,116
Less: Allowance for doubtful accounts	(0)

190,207

253,196

Total assets	461,564

(In millions of yen)
March 31, 2004
LIABILITIES
Current liabilities:
Accounts payable—trade	40,987
Current portion of bonds	1,350
Other accounts payable	2,706
Accrued expenses	40,953
Accrued corporate income taxes	1,755
Allowance for products warranty	900
Warrants	101
Other current liabilities	5,309

94,064

Long-term liabilities:
Bonds	85,600
Retirement allowance for employees	3,013
Retirement allowance for directors and corporate auditors	1,461

90,074

Total liabilities	184,139

SHAREHOLDERS’ EQUITY
Common stock	49,048

Capital Surplus:
Additional paid-in capital	81,278
Other capital surplus:
Gain on treasury stock	35

35

81,314

Retained earnings:
Legal reserve	6,140
Reserve for expropriation of capital assets	27
Reserve for disposition of capital assets in replacement	130
General reserve	138,902
Unappropriated retained earnings	7,061

152,262

Unrealized gain on available-for-sale securities	5,262

Treasury stock	(10,463)

Total shareholders’ equity	277,425

Total liabilities and shareholders’ equity	461,564

STATEMENT OF INCOME (Parent Company Only)

(In millions of yen)
Year ended
March 31, 2004
ORDINARY INCOME AND LOSS

Operating income and loss:
Operating revenue -
Sales	469,010
Operating expenses -
Cost of sales	373,479
Selling, general and administrative expenses	85,607

Operating income	9,923

Non-operating income and expenses:
Non-operating income -
Interest and dividend income	8,046
Others	142

8,189

Non-operating expenses -
Interest expense	103
Interest on bonds	647
Foreign exchange loss	855
Bond issue expense	85
Others	0

1,692

Ordinary income	16,419

EXTRAORDINARY GAIN AND LOSS

Extraordinary gain -
Restoration of allowance for doubtful accounts	57
Gain on sale of fixed assets	6
Gain on sale of subsidiary stock	600
Gain on sale of investment securities	43
Gain on expiration of warrants	96

804

Extraordinary loss -
Loss on business reorganization	2,242
Loss on sale and disposal of fixed assets	1,138
Loss on write-down of investment securities	630
Loss on write-down of subsidiary stock	86
Loss on sale of subsidiary stock	3,255
Others	117

7,441

Income before income taxes	9,782
Income taxes:
Current	2,368
Deferred	640

Net income for the period	6,774
Unappropriated retained earnings brought forward	2,480
Interim dividends	2,192

Unappropriated retained earnings at the end of the period	7,061

PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

(In yen)
Unappropriated retained earnings at the end of the period	7,061,764,208

To be appropriated as follows:

Dividends
(12.5 yen per share of common stock)	2,192,885,925

Bonus to directors and corporate auditors	100,000,000
(of 100,000,000 yen, 11,000,000 yen is for corporate auditors)

Unappropriated retained earnings carried forward to the next period	4,768,878,283

Note:	The Company paid an aggregate of 2,192,912,625 yen or 12.5 yen per share of common stock as interim dividends on December 3, 2003.

AUDIT REPORT BY ACCOUNTING AUDITOR (COPY)

INDEPENDENT ACCOUNTANTS’ REPORT

May 3, 2004

To the Board of Directors of Pioneer Corporation

Tohmatsu & Co.

Representative partner, C.P.A. Engagement partner Yutaka Suzuki	(seal)

Representative partner, C.P.A. Engagement partner Yasuyuki Miyasaka	(seal)

Representative partner, C.P.A. Engagement partner Shigeo Hasegawa	(seal)

C.P.A. Engagement partner Hidetaka Hayakawa	(seal)

     Pursuant to Article 2 of the “Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)” of Japan, we have audited the financial statements, namely, the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposal of appropriation of unappropriated retained earnings and the supplementary schedules (with respect to accounting matters only) of Pioneer Corporation for the 58th accounting period from April 1, 2003 to March 31, 2004. The accounting matters included in the business report and the supplementary schedules referred to above are based on the Company’s books of account. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit from an independent position.

     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

     As a result of our audits, in our opinion:

(1)	The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

From the 58th accounting period, the Company changed period of recognition of actuarial gain or loss from the designated period (15 years), which is within the employees’ average remaining services period, to the employees’ average remaining services period of each pension plan (14 to 18 years). This accounting change was considered appropriate because it was made, taking into account that the Company will review the pension plan in the future after applying for an exemption from obligation to pay benefits for future employees’ services related to the substitutional portion of the governmental pension program, for the purpose of calculating the Company’s profit and loss more appropriately by recognizing actuarial gain or loss over the employees’ average remaining services period of each pension plan, which is in line with the accounting policy of the consolidated financial statements of the Company that is based on the generally accepted accounting standards in the United States.

(2)	The business report (with respect to accounting matters only) presents fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(3)	The proposal of appropriation of unappropriated retained earnings is in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(4)	The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

     Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law of Japan.

- END -

AUDIT REPORT BY THE BOARD OF CORPORATE AUDITORS (COPY)

AUDIT REPORT

May 10, 2004

The Board of Corporate Auditors of Pioneer Corporation

Corporate Auditor (full time)	Makoto Koshiba	(seal)
Corporate Auditor (full time)	Shinji Yasuda	(seal)
Corporate Auditor	Terumichi Tsuchida	(seal)
Corporate Auditor	Isao Moriya	(seal)
Corporate Auditor	Keiichi Nishikido	(seal)

     The Board of Corporate Auditors has prepared this audit report as follows, upon deliberation after being reported by each Corporate Auditor on the methods and results of auditing with respect to the execution of functions by directors during the 58th accounting period from April 1, 2003 to March 31, 2004.

1.	Summary of the methods of auditing by Corporate Auditors

In accordance with such matters as the policy of auditing and assignment of auditing work determined by the Board of Corporate Auditors, each Corporate Auditor attended meetings of the board of directors and other important meetings, called on directors and other personnel for reports of business, inspected important documents, and investigated the condition of operations and property at the head office and the principal places of business. Regarding subsidiaries, each Corporate Auditor requested subsidiaries’ reports on business as considered necessary under the circumstances, visited subsidiaries from time to time, and thus investigated the condition of operations and property. The Board of Corporate Auditors also received a report of the accounting auditor’s audits and examined the accounting documents and the supplementary schedules.

In addition, regarding such matters as transactions of directors that compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company, we called on directors and other personnel for reports and investigated the circumstances, when considered necessary.

2.	Results of auditing

(1)	The methods and the results of auditing by Tohmatsu & Co., the independent accountants and the Company’s Accounting Auditor, are appropriate.

(2)	The business report presents fairly, in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation, the status of the Company.

(3)	The proposal of appropriation of unappropriated retained earnings is proper in view of the financial position of the Company and other circumstances.

(4)	The supplementary schedules are proper and present fairly matters as are required to be reported therein.

(5)	Regarding execution of functions by directors, including functions thereby regarding subsidiaries, there exist no unjust acts or serious violation of laws and regulations of Japan or the Company’s Articles of Incorporation therein.

It is to be added that there are no acts by directors in contravention of their duties regarding their transactions which compete with the Company, transactions in which interests are contrary between directors and the Company, benefits given by the Company free of charge to shareholders, unusual transactions between the Company and subsidiaries or shareholders, and acquisition and disposal of shares of the Company.

- END -

REFERENCE DOCUMENT FOR THE EXERCISE OF THE VOTING RIGHT

1.	NUMBER OF VOTING RIGHTS HELD BY ALL SHAREHOLDERS: 1,751,725

2.	AGENDA ITEMS AND REFERENCE MATERIALS THEREOF:

Agenda Item No. 1.	Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 58th Accounting Period

The board of directors hereby proposes to appropriate the unappropriated retained earnings for the 58th accounting period as described on page 25.

The Company’s policy on dividends allows for dividend continuance and stability. In addition, the Company determines the appropriate dividend amount, taking into consideration its financial condition, consolidated business results, and other factors.

Based on this policy, for the year-end cash dividend for the 58th accounting period, the Board hereby proposes to pay at the ratio of 12.5 yen per share of common stock, an increase of 2.5 yen over the previous accounting period, taking into consideration the growth of the business performance for the 58th accounting period, further development of business operations and the business environment, as well as repaying your kind support. Combined with the interim dividend, this payment will bring the total annual cash dividends for the 58th accounting period to 25.0 yen per share of common stock, as compared to 17.5 yen per share of common stock for the previous accounting period.

For the bonuses payable to Directors and Corporate Auditors, the board hereby proposes to appropriate 100 million yen in the aggregate (including 11 million yen for Corporate Auditors).

Agenda Item No. 2.	Amendment to a Portion of the Articles of Incorporation

Point of the agenda and reasons for amendment:

It is hereby proposed that since the purchase by the Company of its own shares by resolutions of the Board of Directors is permitted by providing for provisions which allow such purchase in the Articles of Incorporation, pursuant to the “Law Amending the Commercial Code and the Law Concerning Special Measures to the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)” (Law No. 132 of 2003) of Japan, new provisions of Articles 6 (Purchases by the Company of Its Own Shares) be added so that the Company may take timely, flexible measures to achieve the Company’s capital policy, and accordingly, the numbers of Articles on and after present Article 6 shall be moved down.

In addition, it is proposed that the present Supplementary Provisions be deleted because such provisions become unnecessary since the purposes thereof are achieved.

The present Articles and the proposed amendments are as follows:

(Changes are indicated by underlines.)

Present Articles	Proposed Amendments
(Purchases by the Company of Its Own Shares)
(Newly established)	Article 6. The Company may, by a resolution of the Board of Directors, purchase its shares of common stock pursuant to the provisions of Item 2, Paragraph 1, Article 211-3 of the Commercial Code.

(Hereinafter the numbers of Articles shall be moved down accordingly.)

SUPPLEMENTARY PROVISIONS
Article 1.    With regard to the term of office of directors elected at the ordinary general meeting of shareholders with respect to the business year ended March 2002, the term “within one (1) year” in the provisions of Article 18 (Term of Office) shall be read as “within two (2) years.”
(Deletion)

Article 2.    With regard to the term of office of corporate auditors in office prior to the closing of the ordinary general meeting of shareholders with respect to the business year ending March 2003, the term “within four (4) years” in the provisions of Article 27 (Term of Office) shall be read as “within three (3) years.”
(Deletion)

Agenda Item No. 3.	Election of Twelve (12) Individuals as Directors

As the terms of offices of all of thirteen (13) Directors currently in office will expire at the conclusion of this Ordinary General Meeting of Shareholders, a proposal is hereby made to elect twelve (12) Directors at this meeting.

The candidates for Directors are as follows:

Candidates for Directors

No. 1	Kanya Matsumoto

Date of Birth:	June 12, 1930

Number of Pioneer’s Shares Held:	3,785,359 shares

Brief Personal Profile:
April 1955:
Joined Pioneer
November 1960:
Director and General Manager of Ohmori Plant of Pioneer
October 1968:
Managing Director and General Manager of Audio Products Division of Pioneer
November 1973:
Senior Managing Director and Representative Director, and General Manager of Audio Products Division II of Pioneer
December 1982:
Executive Vice President and Representative Director of Pioneer
June 1996:
Vice Chairman and Representative Director of Pioneer
May 1999 to present:
Chairman and Representative Director of Pioneer

No. 2	Kaneo Ito

Date of Birth:	April 30, 1936

Number of Pioneer’s Shares Held:	13,233 shares

Brief Personal Profile:
January 1965:
Joined Pioneer
October 1981:
Managing Director of Pioneer Europe NV
December 1982:
Director of Pioneer
April 1984:
Director and General Manager of International Division of Pioneer
December 1988:
Managing Director and General Manager of International Division of Pioneer
June 1991:
Senior Managing Director and Representative Director, and General Manager of International Business Group; in charge of overseas operations and Public Relations Division of Pioneer
June 1996 to present:
President and Representative Director of Pioneer

No. 3	Akira Niijima

Date of Birth:	March 9, 1944

Number of Pioneer’s Shares Held:	9,600 shares

Brief Personal Profile:
April 1969:
Joined Pioneer
September 1995:
President of Pioneer North America, Inc.
June 1997:
Director of Pioneer
March 1998:
Director and General Manager of International Affairs Division of Pioneer
June 2000:
Managing Director and General Manager of Corporate Planning Division; in charge of Personnel Division of Pioneer
June 2002:
Senior Managing Director of Pioneer and President of Pioneer’s Home Entertainment Company
April 2004 to present:
Senior Managing Director; in charge of administration of Pioneer

No. 4	Takashi Kobayashi

Date of Birth:	September 27, 1940

Number of Pioneer’s Shares Held:	9,020 shares

Brief Personal Profile:
April 1964:
Joined Pioneer
May 1980:
Managing Director of Pioneer Italia S.p.A.
May 1991:
Managing Director of Pioneer Electronics Eurocentre NV, and Chairman and Managing Director of Pioneer Europe NV
June 1993:
Director of Pioneer
August 1995:
Director; in charge of Corporate Management Group of Pioneer
June 1998:
Managing Director and General Manager of Subsidiaries Management and Coordination Division; in charge of Investor Relations Division, Public Relations Division and Customer Satisfaction Planning and Coordination Division, and of software business of Pioneer

June 2002 to present:
Senior Managing Director; in charge of Corporate Communications Division, Customer Satisfaction Planning and Coordination Division, Intellectual Property Division, and Business Development Division of Pioneer

No. 5	Tamihiko Sudo

Date of Birth:	April 28, 1947

Number of Pioneer’s Shares Held:	600 shares

Brief Personal Profile:
April 1970:
Joined Pioneer
February 1989:
Managing Director of Pioneer Electronics (Holland) B.V.
June 2000:
Executive Officer of Pioneer and Executive Vice President of Pioneer’s Mobile Entertainment Company
June 2002:
Senior Executive Officer of Pioneer and President of Pioneer’s Mobile Entertainment Company
June 2003 to present:
Managing Director of Pioneer and President of Pioneer’s Mobile Entertainment Company

No. 6	Hajime Ishizuka

Date of Birth:	May 3, 1947

Number of Pioneer’s Shares Held:	6,200 shares

Brief Personal Profile:
April 1970:
Joined Pioneer

June 2000:
Executive Officer and General Manager of International Business Division of Pioneer
June 2002:
Senior Executive Officer and General Manager of Components Business Division; and in charge of International Business Division of Pioneer
June 2003:
Director of Pioneer and President of Pioneer’s Components Business Company; and in charge of International Business Division of Pioneer
April 2004 to present:
Director of Pioneer and President of Pioneer’s Home Entertainment Company; General Manager of Device Solutions Division and of Consumer Audio/Video Products Division and Plant Manager of Tokorozawa Plant; and in charge of International Business Division of Pioneer

No. 7	Tadahiro Yamaguchi

Date of Birth:	March 24, 1946

Number of Pioneer’s Shares Held:	6,000 shares

Brief Personal Profile:
April 1969:
Joined Pioneer
June 1997:
Director and General Manager of Home Electronics Business Group of Pioneer
June 2002:
Managing Director of Pioneer and Executive Vice President of Pioneer’s Home Entertainment Company (in charge of technologies, production, and quality control); in charge of Cable & Satellite Systems Division; and Plant Manager of Tokorozawa Plant of Pioneer

April 2004 to present:
Managing Director of Pioneer and Executive Vice President of Plasma Display Business Company (in charge of technologies and production) and Plant Manager of Ohmori Plant of Pioneer

No. 8	Satoshi Matsumoto

Date of Birth:	April 15, 1954

Number of Pioneer’s Shares Held:	416,200 shares

Brief Personal Profile:
March 1983:
Joined Pioneer
June 1998:
Director and General Manager of Division of Environmental Preservation of Pioneer
June 2002:
Managing Director and General Manager of Division of Environmental Preservation of Pioneer

November 2003 to present:
Managing Director and General Manager of Environmental Preservation Division, Environmental Preservation Group of Pioneer

No. 9	Osamu Yamada

Date of Birth:	March 16, 1944

Number of Pioneer’s Shares Held:	1,000 shares

Brief Personal Profile:
April 1967:
Joined the Japan Broadcasting Corporation (NHK)
June 1999:
General Manager of NHK Technical Research Laboratory
June 2002:
Joined Pioneer; Counselor of Pioneer
June 2002:
Senior Executive Officer and General Manager of Research and Development Group of Pioneer
June 2003 to present:
Managing Director and General Manager of Research and Development Group and General Manager of Corporate Research and Development Laboratories of Pioneer

Condition of Representation in Other Companies:
President and Representative Director of Advanced PDP Development Center Corporation

No. 10	Koichi Shimizu

Date of Birth:	February 3, 1944

Number of Pioneer’s Shares Held:	2,500 shares

Brief Personal Profile:
April 1966:
Joined Pioneer
January 1996:
President of Pioneer Industrial Components, Inc.
June 1999:
Executive Officer of Pioneer and in charge of technologies and production (Plant Manager of Kawagoe Plant) of Pioneer’s Mobile Entertainment Company
July 2000:
Executive Officer of Pioneer and Managing Director of Pioneer Electronics Asiacentre Pte. Ltd.
June 2001:
Senior Executive Officer of Pioneer
June 2002:
Director and General Manager of Production, Management and Coordination Division and of Procurement Center
October 2003 to present:
Director and General Manager of Procurement Center; and in charge of Production, Management and Coordination Division and of Strategic IT Division

No. 11	Tatsuhiro Ishikawa

Date of Birth:	April 4, 1939

Number of Pioneer’s Shares Held:	1,000 shares

Brief Personal Profile:
April 1965:
Public Prosecutor of Tokyo District Public Prosecutors Office
September 1989:
General Manager of Special Investigation Division of Tokyo District Public Prosecutors Office
April 1993:
Deputy Superintending Prosecutor of Tokyo District Public Prosecutors Office
June 1996:
General Manager of Public Trial Division of Supreme Public Prosecutors Office
February 1997:
Superintending Prosecutor of Tokyo District Public Prosecutors Office
April 1999:
Superintending Prosecutor of Fukuoka High Public Prosecutors Office
November 2000:
Superintending Prosecutor of Nagoya High Public Prosecutors Office
December 2001:
Admitted to Tokyo Bar Association
December 2001 to present:
Professor of Asia University
December 2001:
Senior Advisor of Pioneer
June 2002 to present:
Director of Pioneer

No. 12	Shunichi Sato

Date of Birth:	February 10, 1941

Number of Pioneer’s Shares Held:	none

Brief Personal Profile:
April 1964:
Entered the Ministry of Foreign Affairs of Japan
April 1987:
Minister of Embassy of Japan in France
February 1991:
Consul General of Consulate General of Japan at Montreal
July 1995:
Director General of Latin American and Caribbean Affairs Bureau
August 1997:
Japanese Ambassador Extraordinary and Plenipotentiary to Poland
April 2000:
Japanese Ambassador Extraordinary and Plenipotentiary to Belgium
December 2003:
Retired from office of the Ministry of Foreign Affairs of Japan
January 2004 to present:
Senior Advisor of Pioneer

Note: Each candidate has no particular interest in the Company.

Agenda Item No. 4.	Election of One (1) Individual as Corporate Auditor

As the term of office of Mr. Terumichi Tsuchida, Corporate Auditor, out of total five (5) Corporate Auditors currently in office, will expire at the conclusion of this Ordinary General Meeting of Shareholders, a proposal is hereby made to elect one (1) Corporate Auditor at this meeting.

This proposal has obtained the approval of the Board of Corporate Auditors.

The candidate for Corporate Auditor is as follows:

Candidate for Corporate Auditor

Terumichi Tsuchida

Date of Birth:	August 22, 1921

Number of Pioneer’s Shares Held:	2,000 shares

Brief Personal Profile:
August 1946:
Joined Meiji Life Insurance Company (present name: Meiji Yasuda Life Insurance Company)
April 1982:
President and Representative Director of that company
April 1990:
Chairman and Representative Director of that company
April 1998:
Director and Advisor of that company
June 1998 to present:
Corporate Auditor of Pioneer
July 1998:
Advisor of Meiji Life Insurance Company
January 2004 to present:
Advisor of Meiji Yasuda Life Insurance Company

Note: The candidate has no particular interest in the Company.

Agenda Item No. 5.	Presentation of Retirement Allowance to Retiring Directors

To reward Messrs. Yoshimichi Inada and Katsuhiro Abe, who will retire from the offices of Directors upon expiration of their terms at the time of conclusion of this Ordinary General Meeting of Shareholders, for their services rendered during their terms in office, a proposal is hereby made to present them the retirement allowance within the reasonable amount in accordance with the existing regulation of the Company. It is also proposed to leave the determination of the exact amount, time, method, etc. of the presentation to the resolution of the meeting of the board of directors to be held hereafter.

Brief personal profiles of them are as follows:

Yoshimichi Inada	June 1989:
Director of Pioneer
June 1993:
Managing Director of Pioneer
June 1997:
Senior Managing Director of Pioneer
June 1999:
Senior Managing Director and Representative Director of Pioneer
June 2000 to present:
Executive Vice President and Representative Director of Pioneer

Katsuhiro Abe	June 1989:
Director of Pioneer
June 1997:
Managing Director of Pioneer
June 2000:
Senior Managing Director and Representative Director of Pioneer
June 2002 to present:
Executive Vice President and Representative Director of Pioneer

Agenda Item No. 6.	Issue of Share Acquisition Rights for the Purpose of Granting Stock Options

To further raise the motivation and the morale for improvement of the consolidated business performance of the Company, the Company hereby asks for authorization to issue share acquisition rights pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, as stock options to directors, executive officers and employees of the Company and directors of its subsidiaries according to the following terms:

(1)	Persons to whom share acquisition rights shall be allocated: Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (hereinafter referred to as the “Qualified Persons”)

(2)	Aggregate number of share acquisition rights: Not exceeding 3,500

The number of shares to be issued upon exercise of each share acquisition right (hereinafter referred to as the “Number of Granted Shares”) shall be 100; provided, however, in case the Company splits or consolidates its shares of common stock on or after the date of issue of share acquisition rights (hereinafter referred to as the “Issue Date”), the Number of Granted Shares shall be adjusted according to the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

In addition, the Number of Granted Shares shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Number of Granted Shares shall be required.

Any fraction less than one (1) share resulting from this adjustment shall be disregarded.

(3)	Class and number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof; hereinafter the same shall apply) upon exercise of share acquisition rights:
Shares of common stock of the Company not exceeding 350,000; provided, however, in case the Number of Granted Shares shall be adjusted pursuant to (2) above, the number of shares to be issued shall be adjusted to the number obtained by multiplying the aggregate number of share acquisition rights to be issued by the Number of Granted Shares after adjustment.

(4)	Issue price of the share acquisition rights: No consideration shall be paid.

(5)	Amount to be paid in upon exercise of share acquisition rights:
The amount to be paid in per share upon exercise of share acquisition rights (hereinafter referred to as the “Exercise Price”) shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the day 45 trading days prior to the Issue Date or (ii) such closing price on the day immediately preceding the Issue Date (if the closing price does not exist on such day, the closing price on the day immediately preceding such day), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

Provided, however, in case the Company splits or consolidates its shares of common stock on or after the Issue Date, the Exercise Price shall be adjusted according to the following formula and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen:

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Ratio of split or consolidation

In addition, the Exercise Price shall be appropriately adjusted to the necessary and reasonable extent, in the case of merger, company split or capital reduction of the Company and in any other case similar thereto where an adjustment of the Exercise Price shall be required.

(6)	Period during which share acquisition rights may be exercised: From and including July 3, 2006, to and including June 30, 2009

(7)	Conditions for exercise of share acquisition rights:

(i)	Each share acquisition right may not be exercised in part.

(ii)	Other conditions for exercise of share acquisition rights shall be determined by the board of directors of the Company.

(8)	Cancellation of share acquisition rights: The Company may at any time acquire share acquisition rights and cancel them without any consideration.

(9)	Restriction on transfer of share acquisition rights: Share acquisition rights cannot be transferred unless an approval of the board of directors of the Company shall be obtained.

(10)	Others:

(i)	In case a Qualified Person is no longer a director, executive officer or employee of the Company or any of its subsidiaries, such Qualified Person shall not be entitled to exercise share acquisition rights, unless the above is resulted from resignation due to expiration of the term of office, compulsory retirement age, involuntary retirement or any other reasonable event.

(ii)	Allocation of share acquisition rights shall be made subject to the execution of, and in accordance with, an agreement for allocation of share acquisition rights between the Company and each Qualified Person which provides, in addition to the foregoing, the matters and conditions deemed necessary by the board of directors of the Company, based on the resolution adopted at this ordinary general meeting of shareholders, in order to achieve the purpose of this issue of share acquisition rights.

REFERENCE INFORMATION (Consolidated Financial Statements)

CONSOLIDATED BALANCE SHEETS

(In millions of yen)

	March 31		Increase/
	2004	2003	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	192,419	142,480	49,939
Trade receivables, less allowance	112,055	113,868	(1,813)
Inventories	107,806	93,620	14,186
Others	67,508	66,014	1,494

Total current assets	479,788	415,982	63,806
Investments and long-term receivables	33,725	25,871	7,854
Property, plant and equipment, less depreciation	156,201	145,699	10,502
Intangible assets	18,966	15,619	3,347
Other assets	33,862	43,858	(9,996)

	722,542	647,029	75,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	27,837	30,867	(3,030)
Trade payables	79,439	67,173	12,266
Others	116,022	108,490	7,532

Total current liabilities	223,298	206,530	16,768
Long-term debt	89,691	32,196	57,495
Other long-term liabilities	58,771	71,631	(12,860)
Minority interests	17,844	18,279	(435)
Shareholders’ equity:
Common stock	49,049	49,049	—
Capital surplus	82,464	82,159	305
Retained earnings	273,718	253,266	20,452
Accumulated other comprehensive income (loss)	(61,829)	(55,629)	(6,200)
Treasury stock	(10,464)	(10,452)	(12)

Total shareholders’ equity	332,938	318,393	14,545

	722,542	647,029	75,513

CONSOLIDATED STATEMENTS OF INCOME

(In millions of yen)

	Year ended March 31
	2004	2003
Operating revenue:
Net sales	689,064	664,675
Royalty revenue	11,821	12,584

	700,885	677,259

Operating costs and expenses:
Cost of sales	487,297	473,239
Selling, general and administrative	169,869	173,255

	657,166	646,494

Operating income from continuing operations	43,719	30,765
Other income (expenses):
Interest income	1,420	2,153
Foreign exchange loss	(1,244)	(2,045)
Interest expense	(2,154)	(2,814)
Others, net	107	20

	(1,871)	(2,686)

Income from continuing operations before income taxes	41,848	28,079
Income taxes	18,587	9,032
Minority interest in income of subsidiaries	(654)	21
Equity in losses of affiliated companies	(2,244)	(3,126)

Income from continuing operations	20,363	15,942
Income from discontinued operations, net of tax	4,475	136

Net income	24,838	16,078

Note:	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

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